SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Third Submission For the month of November 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 9, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia V6V 1Y6

Telephone No. (604) 248-2301 Fax No. (604)248-2306

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (“the Meeting”) of Shareholders of QI Systems Inc. (the “Company”) will be held at the Dallas Fort Worth Airport Marriott South, 4151 Centerport Blvd., Fort Worth, Texas 76155 on December 10, 2004 at 1:00 p.m. (local time), for the following purposes:

1. To receive the Report of the Directors of the Company;

2. To receive and consider the consolidated audited financial statements of the Company for the fiscal period ended June 30, 2004 and the report of the auditor thereon;

3. To fix the number of directors of the Company at seven;

4. To elect directors of the Company for the ensuing year;

5. To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors´ remuneration;

6. To approve an ordinary resolution amending the Company´s current Incentive Stock Option Plan;

7. To consider any permitted amendment to or variation of any matter identified in this Notice.

8. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof;

An Information Circular and a copy of the Consolidated Audited Financial Statements of the Company for the year ended June 30, 2004 accompany this Notice. The Information Circular contains details of maters to be considered at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, B.C. on October 29, 2004

BY ORDER OF THE BOARD

“Steven R. Garman”

Steven R. Garman

President and Chief Executive Officer

QI SYSTEMS INC.
Unit 101, 3820 Jacombs Road - Richmond, British Columbia V6V 1Y6

P R O X Y

This proxy is solicited by the management of QI SYSTEMS INC. (the “Company”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held at the Dallas Fort Worth Airport Marriott South, 4151 Centerport Blvd., Fort Worth, Texas 76155, on December 10, 2004.

The undersigned hereby appoints Steven R. Garman, President and Chief Executive Officer of the Company, or failing him, Craig R. Jones, Corporate Secretary of the Company, or instead of either of the foregoing, (insert name) _________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Dallas Fort Worth Airport Marriott South, 4151 Centerport Blvd., Fort Worth, Texas 76155, on December 10, 2004 at 1:00 p.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors

Vote FOR [ ] AGAINST [ ] the resolution fixing the size of the Board of Directors at seven.

2. Election of Directors

The nominees proposed by management of the Company are:

Matthew Yugovich Alan D. Graves

Billy G. Parker William J. Reid

Ronald DeBruyne Steven R. Garman

Vote FOR [ ] the election of all nominees listed above (except those whose names the undersigned has deleted)

WITHHOLD [ ] vote

3. Auditor

Vote FOR [ ] WITHHOLD vote [ ] on the resolution to appoint Amisano Hanson, Chartered Accountants, as auditor of the Company.

4. Vote FOR [ ] AGAINST [ ] the resolution that the directors be authorized to fix the remuneration to be paid to the auditor.

5. Stock Option Plan

FOR [ ] AGAINST [ ] the resolution to approve an ordinary resolution amending the Company´s current Incentive Stock Option Plan upon any permitted amendment to or variation of any matter identified in the Notice for the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: October 29, 2004.

_____________________________________________________________
Signature of Shareholder

_____________________________________________________________
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Mandalay Stock Transfer by fax at (310)395-4071, by mail or by hand at 201 Wilshire Blvd, Suite A-22, Santa Monica, California, 90401 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one´s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder´s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia V6V 1Y6

Telephone No. (604) 248-2301 Fax No. (604)248-2306

INFORMATION CIRCULAR

As at October 29, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of QI Systems Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on December 10, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares in the capital of the Company (the "Common Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are the Chief Executive Officer of the Company and the Corporate Secretary of the Company. A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Mandalay Stock Transfer by fax at (310)395-4071, by mail or by hand at 201 Wilshire Blvd, Suite A-22, Santa Monica, California, 90401 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or; if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Mandalay Stock Transfer or at the address of the registered office of the Company at 1040 – 999 West Hastings St., Vancouver, British Columbia V6C 2W2, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the meeting and voting the shareholder's shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of directors,

any amendment to or variation of any matter identified therein, and any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote shares represented by the proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee's best judgment.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, or by hand delivery to Mandalay Stock Transfer.

Submitting a proxy by mail or fax or by hand delivery are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Mandalay Stock Transfer by fax at (310)395-4071, by mail or by hand at 201 Wilshire Blvd, Suite A-22, Santa Monica, California, 90401, at any time up to and including 4:00 p.m. (Vancouver time) on December 8, 2004.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed November 5, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting, except to the extent that the shareholder has transferred the ownership of any such share after the record date; and

the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred shares and makes a demand to Mandalay Stock Transfer no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

As of October 29, 2004, the Company had outstanding 22,866,416 fully paid and nonassessable Common Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially owned, directly or indirectly or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The above information was supplied by the Company and by Mandalay Stock Transfer, the Company's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to Common shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting or can be accessed from the SEDAR website.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at six. The board proposes that the number of directors increases to seven. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company each now holds, each nominee' s principal occupation, business or employment, the period of time during which each has been a director of the Company, any committees of the Company on which each serves and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 29, 2004.

Nominee Position with the Company and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Committee Membership	Common Shares Beneficially Owned or Controlled(2)
Matthew Yugovich Chairman, Texas, United States	Commercial real estate developer	Director, since Oct. 24, 2002	Audit Committee	173,667
Alan D. Graves Director, British Columbia, Canada	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	Director since Dec. 6, 2002	Audit Committee	127,081
Billy Gene Parker Jr. Director, Texas, United States	Owner and President, Mobill Contractor Inc., 1985 – Present	Director, since Nov. 13, 2001	-	1,594,000
William J. Reid Director, British Columbia, Canada	Project Manager and Software Engineer at Edoc Systems Group, Ltd.	Director, since June 10, 2003	Audit Committee	37,000
Ronald DeBruyne Director, British Columbia, Canada	President and founder of Edoc Systems Group Ltd.	Director, since July 22, 2003	-	None
Steven R. Garman President and CEO and Director, Texas, United States	President and CEO, QI Systems Inc. since June 30, 2003; Management Consultant with True Horizon Marketing Inc. from 2002; President and CEO, FS Holdings Inc. from 1998 to 2002.	Director, since June 20, 2003	Audit Commitee	None

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated, each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Mandalay Stock Transfer, the registrar and transfer agent of the Company, and by the nominees themselves.

To the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive officer of any company that, while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The Company does not have an executive committee of its board of directors. The Company is required to have an audit committee.

AUDIT COMMITTEE

Charter

The Audit Committee has two primary objectives. The first is to advise the board of directors in its oversight responsibilities regarding:

  the quality and integrity of the Company's financial reports and information;
  the Company's compliance with legal and regulatory requirements;
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;
  the performance of the Company's auditing, accounting and financial reporting functions;
  the fairness of related party agreements and arrangements between the Company and related parties; and
  the independent auditors' performance, qualifications and independence

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

Composition

The members of the Audit Committee are Matthew Yugovich, Steven R. Garman, Alan D. Graves and William J. Reid. All of the members of the Audit Committee other than Steven R. Garman are independent in that they do not have an executive role in the Company.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer, the procedures undertaken in connection with their certifications for annual and quarterly filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for considering the appointment and remuneration of external auditors. The Audit Committee reports directly to the board of directors.

External Auditor and Auditor's Service Fees

Amisano Hanson, Chartered Accountants, were the external auditors of the Company for the financial year ending June 30, 2004 after being appointed on July 7, 2004. Wolrige Mahon, Chartered Accountants, were the Company's external auditors for the fiscal year ended June 30, 2003.

In accordance with National Instrument 51-102 a “reporting package” which includes a Notice of Change of Auditor, Letter from the Former Auditor and Letter from the Successor Auditor has been delivered to the securities commissions in Alberta and British Columbia, being the provinces in which the Company is a reporting issuer, and has been appended to this Information Circular as Exhibit “1”.

The following table charts the external auditors´ fees for the financial years ending June 30, 2003 and June 30, 2004 by category:

Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
Cdn$44,668	-	-	Cdn$3,750

(1) Aggregate fees billed by the external auditor in each of the last two financial years.

(2) Aggregate fees billed in each of the last two financial years billed for assurances and related services that are reasonably related to the performance of the audit or review of the Company´s financial statements and are not reported under “Audit Fees”.

(3) Aggregate fees billed in each of the last two financial years for professional services rendered for tax compliance, tax advice, and tax planning.

(4) Aggregate fees billed in each of the last two financial years for products and services provided other than the services reported under the three previous columns.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants, 604-750 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Amisano Hanson was first appointed auditor of the Company on July 7, 2004. Prior to that, Wolrige Mahon, Chartered Accountants was the auditor of the Company having been first appointed auditor of the Company on May 7, 2002.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended June 30, 2004, the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiary, all of whose financial statements are consolidated with those of the Company, was $329,905. Steven R. Garman, the Company's Chief Executive Officer and Craig R. Jones, the Vice-President, Sales and Marketing are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

Name and Named Executive Officer and Principal Position (A)	Year (1) (B)	Annual Compensation			Long Term Compensation			All Other Compen sation ($) (I)
					Awards		Payouts
		Salary ($) (C)	Bonus ($) (D)	Other Annual Compen sation ($) (E)	Securities Under Options Granted (#) (F)	Restricted Shares or Restricted Shares Units ($) (G)	LTIP Payouts ($) (H)
Steven R. Garman President & Chief Executive Officer	2004 2003 2002	US$120,000 (2) US$3,334 Nil	US$36,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Jones Vice-President, Marketing & Sales	2004 2003 2002	120,000(4) (5) 120,000(4) (6) 120,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mesbah Taherzadeh former President & Chief Executive Officer	2004 2003 2002	Nil 76,389 183,333(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) July 1 to June 30.

(2) During the year ended June 30, 2004, US$53,010 of the annual salary due to Mr. Garman was not paid by the Company and was recorded as a current liability due to Mr. Garman.

(3) Accrued in the fiscal year ended June 30, 2004 but unpaid as of the date of this Information Circular.

(4) Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000.

(5) During the year ended June 30, 2004, $10,000 of salary due to Mr. Jones was not paid by the Company and was recorded as a current liability due to Mr. Jones.

(6) During the year ended June 30, 2003, $60,000 of salary due to Mr. Jones was not paid by the Company and was recorded as a current liability due to Mr. Jones.

(7) Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.

Share Options/SARs

No share options were granted to or repriced on behalf of the Named Executive Officers during the financial year ended June 30, 2004. No share options were exercised by the Named Executive Officers during the financial year ended June 30, 2004. The unexercised options were not in-the-money at June 30, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company or its subsidiary and a Named Executive Officer except for the following:

A. The Company entered into a Services Agreement with True Horizon Marketing, Inc. (“True Horizon”) a company controlled by Steven R. Garman on June 20, 2003 for the provision of professional services including services as the Company´s Chief Executive Officer and President. A fee of US$15,000 per month for management services and a US$1,000 office expenses allowance is currently payable to True Horizon. The contract with True Horizon can be terminated with one month´s written notice by either party.

B. The Company entered into an Employment Agreement dated April 20, 2000 (the “Agreement”) with Craig Jones, the Company´s Vice-President, Marketing and Sales (the “Executive”), whereby the Executive agreed to manage, supervise and direct all activities relating to the Company´s marketing and sales. The Company has agreed to pay the Executive an annual salary of $120,000 for the period from May 1, 2001 to April 30 2002, together with an incentive bonus calculated at a rate of no less than 30% of the Executive´s annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to the Executive shall not be less than the annual salary and bonus percentage rate paid to the Executive for the immediately preceding twelve month period.

The Agreement also provided that the Executive would receive stock options totalling 200,000 shares (which options were granted to the Executive on April 20, 2000). The Agreement commenced on May 1, 2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

The Agreement may be terminated by the Company at any time for any reason without legal consequence upon 18 months written notice or payment to the Executive in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should the Executive´s employment be terminated by the Executive for other than Good Reason (as defined in the Agreement) then the Company shall pay to the Executive of the annual compensation earned by or payable to the Executive during the then current fiscal year of the Company for the period to and including the date of termination, and neither the Company nor its subsidiary shall have any further obligations to the Executive under the Agreement. If the Agreement is terminated by the Company for other than just cause or terminated by the Executive for Good Reason, then the Company shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for the Executive´s loss of employment, an amount equal to one and one half times the annual compensation. The Company shall also provide the Executive with the job relocation counselling services of a firm chosen from time to time by the Executive, together with all additional reasonable expenses that the Executive may incur in connection with obtaining alternative full-time employment, including any costs associated with the relocation by the Executive to obtain such alternative employment, such total not to exceed $20,000.

C. The Company entered into an Employment Agreement with Mesbah Taherzadeh, the Company´s former President and Chief Executive Officer (the “CEO”), dated May 1, 2001, whereby the CEO agreed to manage, supervise and direct all activities of the Company. The Company agreed to pay the CEO an annual salary of $200,000 for the period from May 1, 2001. The CEO was also entitled under the Employment Agreement to a benefits plan as available from time to time for those individuals who were employed as senior executives of the Company. In addition, the Employment Agreement provided that the CEO would be granted an incentive stock option to purchase 300,000 shares of the Company, which option was granted to the CEO on April 26, 2001, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan was to be established, based on the objectives as set out in the Company´s Strategic Business Plan, which would be developed by the CEO and the board of directors of the Company.

Upon termination of the Employment Agreement, the average monthly compensation was to be determined by reference to the annual compensation paid to the CEO, averaged for the preceding 36 months. If there was Just Cause (as defined in the Employment Agreement) then the agreement may have been immediately terminated by the Company without further compensation. If the CEO was disabled, the Company would pay the CEO for 6 months´ applicable salary and benefits. The Employment Agreement could be terminated by the Company at any time for any reason without legal consequences upon payment to the Executive of one year´s annual compensation plus all incentive bonus the CEO was entitled to, plus the right to exercise all vested stock options not exercised. Further, in the event that the Company terminated the Employment Agreement by the payment of one year´s annual compensation, then the Company would continue the CEO´s entitlement to all medical, dental and disability insurance coverage for a period of one year or such shorter period as the Executive may have advised.

If the CEO´s employment had been terminated following a change in control of the Company, the Company (or the purchasing company) had the following payment obligations:

a) if not previously paid, the CEO´s annual compensation for the then current fiscal year for the period to and including the date of termination plus any incentive bonuses earned; and

b) as compensation for the CEO´s loss of employment, an amount equal to two times the CEO´s annual compensation;

c) if the CEO held any options, rights, warrants or other entitlement granted to him by the Company for the purchase or acquisition of shares in the capital of the Company (collectively the “Rights”), and the Rights were vested in the CEO, the CEO shall have had 60 days to exercise his Rights by forwarding payment for the exercise of his Rights to the Company; and

d) the Company shall have paid to the CEO all outstanding and accrued vacation pay to the date of termination.

If the CEO´s employment was terminated for Just Cause, the Company shall have paid to the CEO, if not previously paid, the fraction of the annual compensation earned by or payable to the CEO by the Company or its subsidiaries during the then current fiscal year of the Company for the period to and including the date of termination and neither the Company nor its subsidiaries shall have had any further obligations to the Executive under the Employment Agreement, save as provided for in the Employment Agreement in the event of the CEO´s death or should the CEO become disabled.

Mesbah Taherzadeh´s was terminated as the Company´s President and Chief Executive Officer on June 12, 2003, and Mr. Taherzadeh resigned as a Director of the Company on June 19, 2003.

Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from the Company or its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

There are no arrangements, standard or otherwise, under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments, or for their services as consultants or experts.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the Stock Option Plan of the Company. During the most recently completed financial year, the Company did not grant any stock options to directors of the Company.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weightedaverage exercise price of outstanding options, warrants and rights (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by securityholders	1,298,000 options, 9,126,271 warrants and no rights	US$0.83 for options and US$0.33 for warrants	877,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	10,424,271	-	877,000

The Company has in place an Incentive Stock Option Plan (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,175,000 shares be under option pursuant to the Plan. The exercise price will not be lower than the "market price", less the applicable discount, of the Shares on the Exchange at the time of grant. In the context of the Plan, “market price” means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment. Current terms of the Plan are in compliance with the policies of the TSX Venture Exchange, however the Company is no longer listed on the Exchange and therefore no longer subject to their policies.

Amendment to Incentive Stock Option Plan

The Company wishes to increase the number of shares that may be subject to options under the Plan.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder:

(i) paragraph 4, entitled “Shares subject to Option”, of the Existing Plan be amended to provide that the number of common shares of the Company that have been allocated and reserved for use in the Company´s Incentive Stock Option Plan (the "Amended Plan") be increased from 2,175,000 shares to 4,000,000 shares;

(ii) such other amendments as may be recommended by Company´s counsel and accepted by the directors.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company as at the date hereof, October 29, 2004

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company nor any associate or affiliate of any insider or nominee for election as a director had any material interest in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which are materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Except as set out herein, there are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

There are no other matters to be acted upon at the Meeting. The directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information on the Company is provided in the Company's comparative financial statements and management discussion and analysis for the most recently completed financial year ended June 30, 2004. Copies of the Company's financial statements and management discussion and analysis may be obtained upon request from the Secretary of the Company, Unit 101, 3820 Jacombs Road, Richmond, British Columbia V6V 1Y6.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of October 29, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

EXHIBIT “1”